PACIFIC MERCANTILE BANCORP

949 South Coast Drive, Suite 300

Costa Mesa, California 92626

(714) 438-2525

September 14, 2009

VIA EDGAR

Division of Corporation Finance

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Attention:	David Irving, Reviewing Accountant
Mail Stop 4720

Re:	Pacific Mercantile Bancorp (File No. 0-30777):
Form 10-K for the Fiscal Year Ended December 31, 2008
Form 10-Q for the Period Ended June 30, 2009

Ladies and Gentlemen:

Set forth in the attachment to this letter are the responses of Pacific Mercantile Bancorp to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) contained in its letter to us dated August 28, 2009 (the “Comment Letter”). According to that letter, the comments relate to the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2009 filed with the Commission under the Securities Exchange Act of 1934, as amended. For ease of review, we have set forth, in the attachment, each of the Staff’s comments and our responses thereto, in the same chronological order as the comments were set forth in the Comment Letter.

If you have any questions or would like to discuss these responses with us, please do not hesitate to call me at (714) 438-2525.

Sincerely,

/s/ NANCY A. GRAY
Nancy A. Gray, Senior Executive Vice President and Chief Financial Officer

cc:	William J. Schroeder

RESPONSES OF PACIFIC MERCANTILE BANCORP (File No. 0-30777) TO THE COMMENT LETTER, DATED AUGUST 28, 2009, FROM THE STAFF OF THE SECURITIES AND EXCHANGE COMMISSION RELATING TO THE PACIFIC MERCANTILE BANCORP QUARTERLY REPORT ON FORM 10-Q FOR

THE PERIOD ENDED JUNE 30, 2009 FILED UNDER THE SECURITIES EXCHANGE ACT OF 1934

Form 10-Q for the Period Ended June 30. 2009

Item 1. Financial Statements

Notes to Consolidated Financial Statements

Note 2. Significant Accounting Policies, Recent Accounting Pronouncements, Commitments and Contingencies

Recent Accounting Pronouncements, Page 7

1.	STAFF COMMENT. Please revise future filings to include the disclosure requirements of paragraphs 6-9 of FSP 107-1/APB 28-1. Show us what your future disclosure will look like in your response.

Response.

As requested by the Staff, we will revise our future filings to include the disclosures required by paragraphs 6-9 of FSP 107-1/APB 28-1. Set forth below is an example of what such disclosures would look like, the form of which is substantially similar to the fair value disclosures included in our Annual Report on Form 10-K for the year ended December 31, 2008 (the “2008 10-K”), updated for the carrying and fair value amounts as of June 30, 2009.

Fair Value Measurements

Fair value estimates are made at a discrete point in time based on relevant market and other information about the financial instruments. Because no active market exists for a significant portion of our financial instruments, fair value estimates are based in large part on judgments we make primarily regarding current economic conditions, the risk characteristics of various financial instruments, prepayment rates, and future expected loss experience. These estimates are subjective in nature and invariably involve some inherent uncertainties. Additionally unexpected changes in events or circumstances can occur that could require us to make changes to our assumptions and which, in turn, could significantly affect and require us to make changes to our previous estimates of fair value.

In addition, fair value estimates are based on existing on and off-balance sheet financial instruments without attempting to estimate the value of existing and anticipated future customer relationships or the value of assets and liabilities that are not considered financial instruments, such as premises and equipment and other real estate owned.

The following methods and assumptions were used to estimate the fair values of financial instruments and foreclosed assets.

Cash and Cash Equivalents. The fair values of cash and cash equivalents approximate their carrying values.

Interest-Bearing Deposits with Financial Institutions. The fair values of interest-bearing deposits maturing within ninety days approximate their carrying values. The fair values of interest-bearing deposits with maturities over 90 days are determined by calculating the discounted value of future cash flows expected to be received by us on those deposits.

Investment Securities Available for Sale. Investment securities available-for-sale are recorded at fair value on a recurring basis. Fair value measurements of such securities are based on quoted prices, if available. If quoted prices are not available, fair values are measured using independent pricing models or other model-based valuation techniques, such as the present value of future cash flows, adjusted for the security’s credit rating, assumptions regarding prepayment rates and other factors such as credit loss assumptions. Level 1 securities include those traded on an active exchange, such as the New York Stock Exchange, U.S. Treasury securities that are traded by dealers or brokers in active over-the-counter markets and mutual funds. Level 2 securities include mortgage-backed securities issued by government sponsored entities, municipal bonds and corporate debt securities. Securities classified as level 3 include asset-backed securities in less liquid markets.

Federal Home Loan Bank and Federal Reserve Bank Stock. The Bank is a member of the Federal Home Loan Bank (the “FHLB”) and the Federal Reserve Bank of San Francisco (the “FRB”). As members, we are required to own stock of the FHLB and the FRB, the amount of which is based primarily on the level of our borrowings from those institutions. We also have the right to acquire additional shares of stock in either or both of the FHLB and the FRB; however, to date, we have not done so. The fair values of that stock are equal to their respective carrying amounts, are classified as restricted securities and are periodically evaluated for impairment based on our assessment of the ultimate recoverability of our investments in that stock. Any cash or stock dividends paid to us on such stock are reported as income.

Loans. The fair values of loans bearing interest at variable rates are their respective carrying amounts and the fair values of fixed rate loans are determined by calculating the discounted value of future cash flows expected to be received on the various homogeneous categories of loans, in each case adjusted to reflect changes in credit risk.

Impaired Loans. SFAS No. 157 applies to loans measured for impairment in accordance with SFAS No. 114, Accounting by Creditors for Impairment of a Loan, including impaired loans measured at an observable market price (if available), and at the fair value of the loan’s collateral (if the loan is collateral dependent) less selling cost. The fair value of an impaired loan is estimated using one of several methods, including collateral value, market value of similar debt, enterprise value, liquidation value and discounted cash flows. Impaired loans for which we do not set aside reserves for possible losses consist of loans for which the fair values of the expected repayments or collateral equals or exceeds the recorded investments in such loans. When the fair value of the collateral is based on an observable market price or a current appraised value, we reflect the impaired loan as a nonrecurring Level 2 measurement. When an appraised value is not available, or management determines the fair value of the collateral is further impaired below the appraised value, and there is no observable market price or discounted cash flow has been used to determine the fair value, we reflect the impaired loan as a nonrecurring Level 3 measurement.

Foreclosed Assets. When assets are acquired on the foreclosure of a loan, they are initially adjusted to fair value. Thereafter, foreclosed assets are carried at the lower of their respective carrying values or their respective fair values, in each case, less estimated costs to sell. Fair value is determined on the basis of independent market prices, appraised values, if available or management’s estimation of the fair values when appraised values are not available. When the fair value of a foreclosed asset is based on an observable market price or a current appraised value, we reflect the foreclosed asset as a nonrecurring Level 2 measurement. When an appraised value is not available or management determines that the fair value of the foreclosed asset is further impaired below its appraised value and there is no observable market price, we reflect the foreclosed asset as a nonrecurring Level 3 measurement.

Deposits. The fair values of demand deposits, savings deposits, and money market deposits are defined as the amounts payable on demand at each period-end. The fair values of fixed maturity certificates of deposit are estimated based on the discounted values of the future cash flows expected to be paid on the deposits.

Borrowings. The fair values of borrowings that mature on a daily basis are their carrying amounts. The fair value of term borrowings is determined by calculating the discounted value of future cash flows expected to be paid by the Company on such borrowings.

Junior subordinated debentures. The fair values of junior subordinated debentures are equal to their carrying amounts. These securities bear interest at variable rates which adjust quarterly based on market rates of interest.

Commitments to Extend Credit and Standby Letters of Credit. The fair values of commitments to extend credit and standby letters of credit are based on the fees currently being charged for similar commitments or letters of credit, taking into account their remaining terms and the counterparties’ credit standings. These fees were not material in amount either at June 30, 2009 or December 31, 2008.

The following table sets forth the estimated fair values and related carrying amounts of our financial instruments at June 30, 2009 and December 31, 2008, respectively:

	June 30, 2009		December 31, 2008
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Financial Assets:
Cash and cash equivalents	$157,857	$157,857	$107,133	$107,133
Interest-bearing deposits with financial institutions	28,748	28,568	198	198
Federal Reserve Bank and Federal Home Loan Bank stock	13,603	13,603	13,420	13,420
Investment securities available for sale	145,681	145,681	160,945	160,945
Loans, net	809,791	812,322	828,041	821,339
Financial Liabilities:
Noninterest bearing deposits	174,153	174,153	152,462	152,462
Interest-bearing deposits	757,927	768,508	669,239	676,010
Borrowings	171,241	174,266	233,758	239,514
Junior subordinated debentures	17,527	17,527	17,527	17,527

2.	STAFF COMMENT. We note you recognized other-than-temporary impairments in the second quarter of 2009. Please revise your financial statement presentation for credit losses related to these securities to comply with the disclosure requirements in paragraphs 35-37 of FSP FAS 115-2/FAS 124-2, or advise us otherwise. Show us what your future financial statement presentation disclosure will look like in your response.

Response:

We were not required to and, therefore, we did not recognize any “other than temporary” impairments in this year’s second quarter. Of course, if we do recognize any impairments of this nature in the future, we will include the financial statement presentation for credit losses related to securities available for sale as required by paragraphs 35-37 of FSP FAS 115-2/FAS 124-2.

3.	STAFF COMMENT. Please revise future filings to include the disclosure requirements of paragraphs 38-39 and 42-43 of FSP FAS 115-2/FAS 124-2. Show us what your future disclosure will look like in your response.

Response:

In accordance with the Staff’s request, in future filings we will include disclosures required by paragraphs 38-39 and 42-43 of FSP FAS 115-2/FAS 124-2, an example of which is set forth below:

Investment Securities Available for Sale

The following table summarizes the major components of securities available for sale and compares the amortized costs and estimated fair values of, and gross unrealized gains and losses on, such securities at June 30, 2009 and December 31, 2008:

	June 30, 2009				December 31, 2008
	Amortized Cost	Gross Unrealized		Fair Value	Amortized Cost	Gross Unrealized		Fair Value
		Gain	Loss			Gain	Loss
	(Dollars in thousands)
U.S. Treasury securities	$78,288	$95	$—	$78,383	$—	$—	$—	$—
Mortgaged-backed securities issued by US agencies (1)	34,063	326	(112)	34,277	126,065	1,538	(471)	127,132
Collateralized mortgage obligations (1)	6,826	—	(48)	6,778	425	4	—	429

Total government and agencies securities	119,177	421	(160)	119,438	126,490	1,542	(471)	127,561
Municipal securities	15,709	—	(1,158)	14,551	22,895	90	(1,523)	21,462
Non-agency collateralized mortgage obligations (1)	8,588	—	(824)	7,764	10,278	—	(1,340)	8,938
Asset backed securities (2)	2,749	—	(1,079)	1,670	1,237	—	—	1,237
Mutual funds (3)	2,258	—	—	2,258	1,747	—	—	1,747

Total investment securities available for sale	$148,481	$421	$(3,221)	$145,681	$162,647	$1,632	$(3,334)	$160,945

(1)	Secured by close-end first lien 1-4 family residential mortgages.
(2)	Comprised of a security that represents an interest in a pool of trust preferred securities issued by U.S.-based banks and insurance companies.
(3)	Consist of mutual fund investments in close-end first lien 1-4 family residential mortgages.

The amortized costs and estimated fair values of investment securities available for sale, at June 30, 2009 and December 31, 2008, are shown in the table below by contractual maturities and historical prepayments, based on the prior twelve months of principal payments. Expected maturities will differ from contractual maturities and historical prepayments, particularly with respect to collateralized mortgage obligations, primarily because prepayment rates are affected by changes in conditions in the interest rate market and, therefore, future prepayment rates may differ from historical prepayment rates.

	At June 30, 2009
	Maturing in
	One year or less	Over one year through five years	Over five years through ten years	Over ten years	Total
	(Dollars in thousands)
Securities available for sale, amortized cost	$83,663	$16,753	$9,576	$38,669	$148,481
Securities available for sale, estimated fair value	83,615	16,187	9,281	36,598	145,681
Weighted average annual yield	0.73%	4.20%	4.28%	4.50%	2.25%

	At December 31, 2008
	Maturing in
	One year or less	Over one year through five years	Over five years through ten years	Over ten years	Total
	(Dollars in thousands)
Securities available for sale, amortized cost	$14,666	$47,466	$33,062	$67,453	$162,647
Securities available for sale, estimated fair value	14,795	48,097	32,257	65,796	160,945
Weighted average annual yield	4.25%	4.29%	4.56%	4.54%	4.44%

We recognized net gains on sales of securities available for sale of $437,000 (net of $306,000 of taxes on sale proceeds of $189 million) in the six months ended June 30, 2009 and $1,381,000 (net of $965,000 of taxes on sale proceeds of $173 million) in the year ended December 31, 2008.

The table below shows, as of June 30, 2009, the gross unrealized losses and fair values of our investments, aggregated by investment category and length of time that the individual securities have been in a continuous unrealized loss position.

	Securities With Unrealized Loss as of June 30, 2009
	Less than 12 months		12 months or more		Total
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
	(In thousands)
U.S. agencies and mortgage backed securities (1)	$3,419	$(25)	$7,986	$(87)	$11,405	$(112)
U.S. agency collateralized mortgage obligations (1)	6,778	(48)	—	—	6,778	(48)
Non U.S. agency collateralized mortgage obligations (1)	2,959	(33)	4,805	(791)	7,764	(824)
Asset backed securities (2)	—	—	1,670	(1,079)	1,670	(1,079)
Municipal securities	7,337	(315)	7,214	(843)	14,551	(1,158)

Total temporarily impaired securities	$20,493	$(421)	$21,765	$(2,800)	$42,168	$(3,221)

(1)	Secured by close-end first lien 1-4 family residential mortgages.
(2)	Comprised of a security that represents an interest in a pool of trust preferred securities issued by U.S.-based banks and insurance companies.

In connection with the adoption of FSP SFAS No. 115-2 and SFAS No. 124-2, on April 1, 2009 we recorded an $878,000 cumulative effect adjustment to beginning retained earnings which was attributable to the non-credit loss portion of an other-than-temporary impairment (“OTTI”) charge on investment securities available-for-sale, recorded in our financial statements for the year ended December 31, 2008. The corresponding entry to this adjustment was to accumulated other comprehensive loss.

As a part of our OTTI assessment, we consider available information relating to the performance of the underlying collateral, credit enhancements, default rates, loss severities, geographic concentration, delinquency rates, vintage, as well as rating agency reports and historical prepayment speeds. As a result, such assessments involve significant judgments in determining expected cash flows of impaired securities. In determining whether an OTTI charge is required to be recognized as a result of any credit losses, we compare the amortized cost basis of each OTTI security to the present value of its expected cash flows, discounted using its effective interest rate implicit in the security at the date of acquisition.

Our judgment that we have the ability to continue to hold impaired investment securities, along with our evaluation of the future performance of those securities, as indicated by the criteria discussed above, provide the basis for our conclusion that the remainder of our impaired securities are not other-than-temporarily impaired. In assessing whether it has become more likely than not that we will be required to sell any impaired security before the anticipated recovery of our investment in the security (which may not be before its maturity), we consider the significance of each investment, the amount of impairment, our liquidity position and our capital position. Based on our analyses, we concluded that, at June 30, 2009, the unrealized losses in our securities portfolio were temporary.

Acknowledgement

We also acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosures in our filings;

•	Staff comments or changes in disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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